Exhibit 99.1

Gaotu Techedu Announces First Quarter of 2023 Unaudited Financial Results

Beijing, China, May 30, 2023 —Gaotu Techedu Inc. (NYSE: GOTU) (“Gaotu” or the “Company”), a technology-driven education company and online large-class tutoring service provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights[1]

•
Net revenues were RMB707.3 million, compared with net revenues of RMB724.6 million in the same period of 2022.
•
Gross billings[2] were RMB539.0 million, increased by 69.4% from RMB318.1 million in the same period of 2022.
•
Income from operations was RMB95.1 million, increased by 275.9% from RMB25.3 million in the same period of 2022.
•
Non-GAAP income from operations was RMB114.9 million, increased by 79.3% from RMB64.1 million in the same period of 2022.
•
Net income was RMB113.9 million, increased by 112.1% from RMB53.7 million in the same period of 2022.
•
Non-GAAP net income was RMB133.6 million, increased by 44.4% from RMB92.5 million in the same period of 2022.

First Quarter 2023 Key Financial and Operating Data

(In thousands of RMB, except for percentages)

	For the three months ended March 31,
	2022	2023	Pct. Change
Net revenues	724,615	707,292	(2.4)%
Gross billings	318,095	538,951	69.4%
Income from operations	25,253	95,139	275.9%
Non-GAAP income from operations	64,078	114,881	79.3%
Net income	53,718	113,853	112.1%
Non-GAAP net income	92,543	133,595	44.4%

[1] For a reconciliation of non-GAAP numbers, please see the table captioned "Reconciliations of non-GAAP measures to the most comparable GAAP measures" at the end of this press release. Non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses.

[2] Gross billings is a non-GAAP financial measure, which is defined as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. See "About Non-GAAP Financial Measures" and "Reconciliations of non-GAAP measures to the most comparable GAAP measures" elsewhere in this press release.

Larry Xiangdong Chen, the Company’s founder, Chairman and CEO, commented, “During the first quarter of 2023, we maintained the healthy and stable sequential growth in net revenues and drove a significant year-over-year increase in gross billings with lower selling expenses. The improvement in operational efficiency strengthened our profitability, which was demonstrated by the triple-digit year-over-year increases in both income from operations and net income, providing a strong start to 2023 that was in part positively affected by seasonality, but more importantly driven by our exceptional organizational capabilities and unwavering commitment to our strategy of long-term sustainable growth. Accordingly, we expect to achieve annual effective growth and generate a meaningful positive net operating cashflow for the full year 2023.

In the meantime, we are convinced that the rapid development of artificial intelligence will bring about paradigm-shifting transformations across the education industry. We are actively embracing all the emerging possibilities as we continue developing and innovating, to create more efficient educational products and to deliver a more enjoyable learning experience to our students.”

Shannon Shen, CFO of the Company, added, “Guided by our profitable growth strategy, we materially improved our efficiency during the first quarter of 2023. In terms of operating metrics, customer acquisition efficiency rose by 73.8% year-over-year, driving a considerable 69.4% year-over-year increase in gross billings to RMB539.0 million. Regarding financial metrics, we reported a third consecutive quarter of steady sequential growth in net revenues, which increased by 12.3% quarter-over-quarter to RMB707.3 million, and net income sharply grew 112.1% year-over-year to RMB113.9 million, leading to the highest quarterly net income margin since our business restructuring in 2022. The substantial boost in profitability is a testament to the effectiveness of our continuous endeavors to refine operations and enhance customer acquisition efficiency. Going forward, we will leverage AI technology to further enhance efficiency and optimize costs to deliver long-term value for all our stakeholders.”

Financial Results for the First Quarter of 2023

Net Revenues

Net revenues decreased by 2.4% to RMB707.3 million from RMB724.6 million in the first quarter of 2022. The slight year-over-year decrease was mainly due to changes in regulatory environment in the previous year, which partially and temporarily affected the scale of gross billings.

Cost of Revenues

Cost of revenues decreased by 24.8% to RMB160.0 million from RMB212.9 million in the first quarter of 2022. The decline was mainly due to the implementation of cost reduction and efficiency enhancement measures. The Company optimized employee structure and improved operational efficiency, which resulted in decreases in operational costs such as staff-related cost, server and bandwidth cost, rental cost, as well as depreciation cost.

Gross Profit and Gross Margin

Gross profit increased by 7.0% to RMB547.3 million from RMB511.7 million in the first quarter of 2022. Gross profit margin increased to 77.4% from 70.6% in the same period of 2022.

Non-GAAP gross profit increased by 4.0% to RMB551.3 million from RMB530.0 million in the same period of 2022. Non-GAAP gross profit margin increased to 77.9% from 73.1% in the same period of 2022.

Operating Expenses

Operating expenses decreased by 7.0% to RMB452.2 million from RMB486.4 million in the first quarter of 2022. The decline was primarily due to the implementation of cost reduction and efficiency enhancement measures. The Company optimized employee structure and improved operational efficiency, which resulted in year-over-year decreases in operational expenses such as staff-related expense, rental expense, as well as depreciation expense.

•
Selling expenses decreased to RMB277.0 million from RMB284.2 million in the first quarter of 2022.
•
Research and development expenses decreased to RMB97.0 million from RMB123.3 million in the first quarter of 2022.
•
General and administrative expenses decreased to RMB78.2 million from RMB78.9 million in the first quarter of 2022.

Income from Operations

Income from operations increased by 275.9% to RMB95.1 million from RMB25.3 million in the first quarter of 2022. Operating margin increased to 13.5% from 3.5% in the same period of 2022.

Non-GAAP income from operations increased by 79.3% to RMB114.9 million from RMB64.1 million in the first quarter of 2022. Non-GAAP operating margin increased to 16.2% from 8.8% in the same period of 2022.

Interest Income and Realized Gains from Investments

Interest income and realized gains from investments, on aggregate, were RMB24.0 million, compared with a total of RMB19.3 million in the first quarter of 2022.

Other Income

Other income was RMB12.1 million, compared with other income of RMB28.0 million in the first quarter of 2022.

Net Income

Net income increased by 112.1% to RMB113.9 million from RMB53.7 million in the first quarter of 2022. Net income margin increased to 16.1% from 7.4% in the same period of 2022.

Non-GAAP net income increased by 44.4% to RMB133.6 million from RMB92.5 million in the first quarter of 2022. Non-GAAP net income margin increased to 18.9% from 12.8% in the same period of 2022.

Cash Flow

Net operating cash outflow in the first quarter of 2023 was RMB216.4 million. The operating cash outflow in the first quarter was mainly due to the quarter-over-quarter decrease in gross billings during non-peak retention periods, as a result of the seasonality of our operations. Moreover, the payment of last year's year-end bonuses and other factors also contributed to the operational cash outflow.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were RMB0.44 and RMB0.42, respectively, in the first quarter of 2023.

Non-GAAP basic and diluted net income per ADS were RMB0.51 and RMB0.49, respectively, in the first quarter of 2023.

Share Outstanding

As of March 31, 2023, the Company had 173,648,934 ordinary shares outstanding.

Cash, Cash Equivalents, Restricted Cash, Short-term Investments and Receivables from Third-Party Payment Platforms

As of March 31, 2023, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB3,423.0 million in aggregate, compared with a total of RMB3,743.8 million as of December 31, 2022.

As of March 31, 2023, the Company had receivables from third-party payment platforms of RMB86.6 million, which consisted of cash payments received from students but held by third-party payment platforms such as WeChat Pay and Alipay. As of the date of this earnings release, the vast majority of the balance from third-party payment platforms has been collected and converted into cash and cash equivalents.

Business Outlook

Based on the Company’s current estimates, total net revenues for the second quarter of 2023 are expected to be between RMB648 million and RMB668 million, representing an increase of 20.5% to 24.2% on a year-over-year basis. These estimates reflect the Company’s current expectations, which are subject to change.

Conference Call

The Company will hold an earnings conference call at 8:00 AM U.S. Eastern Time on Tuesday, May 30, 2023 (8:00 PM on Tuesday, May 30, 2023, Beijing/Hong Kong Time). Dial-in details for the earnings conference call are as follows:

International: 1-412-902-4272

United States: 1-888-346-8982

Hong Kong: 800-905-945

Mainland China: 400-120-1203

A telephone replay will be available two hours after the conclusion of the conference call through June 6, 2023. The dial-in details are:

International: 1-412-317-0088

United States: 1-877-344-7529

Passcode: 5551166

Additionally, a live and archived webcast of this conference call will be available at http://ir.gaotu.cn/home.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About Gaotu Techedu Inc.

Gaotu is a technology-driven education company and online large-class tutoring service provider in China. The Company offers learning services and educational content & digitalized learning products. Gaotu adopts an online live large-class format to deliver its courses, which the Company believes is the most effective and scalable model to disseminate scarce high-quality teaching resources to aspiring students in China. Big data analytics permeates every aspect of the Company's business and facilitates the application of the latest technology to improve teaching delivery, student learning experience, and operational efficiency.

About Non-GAAP Financial Measures

The Company uses gross billings, non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss), each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company defines gross billings for a specific period as the total amount of cash received for the sale of course offerings in such period, net of the total amount of refunds in such period. The Company's management uses gross billings as a performance measurement because the Company generally bills its students for the entire course fee at the time of sale of its course offerings and recognizes revenue proportionally as the classes are delivered. For some courses, the Company continues to provide students with 12 months to 36 months access to the pre-recorded audio-video courses after the online live courses are delivered. The Company believes that gross billings provides valuable insight into the sales of its course packages and the performance of its business. As gross billings have material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies.

Non-GAAP gross profit, non-GAAP income (loss) from operations and non-GAAP net income (loss) exclude share-based compensation expenses, and such adjustment excludes the impact on income tax. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate

The Company’s business is primarily conducted in China and a significant majority of revenues generated are denominated in Renminbi ("RMB"). This announcement contains currency conversions of RMB amounts into U.S. dollars ("USD") solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to USD are made at a rate of RMB6.8676 to USD1.0000, the effective noon buying rate for March 31, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2023, or at any other rate.

For further information, please contact:

Gaotu Techedu Inc.

Investor Relations

E-mail: ir@gaotu.cn

Christensen

In China

Ms. Vivian Wang

Phone: +852-2232-3978

E-mail: gotu@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	819,911	1,216,834	177,185
Restricted cash	22	-	-
Short-term investments	2,923,864	2,206,153	321,241
Inventory	22,783	20,932	3,048
Prepaid expenses and other current assets	399,897	629,139	91,610
Total current assets	4,166,477	4,073,058	593,084

Non-current assets
Operating lease right-of-use assets	83,663	119,437	17,391
Property, equipment and software, net	552,032	537,563	78,275
Land use rights, net	27,373	27,171	3,956
Deferred tax assets	15,679	14,145	2,060
Rental deposit	9,502	11,432	1,665
Other non-current assets	21,449	20,626	3,003
TOTAL ASSETS	4,876,175	4,803,432	699,434

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB367,477 and RMB325,588 as of December 31, 2022 and March 31, 2023, respectively)	662,189	600,347	87,418
Deferred revenue, current portion of the consolidated VIE without recourse to the Group	906,914	682,510	99,381
Operating lease liabilities, current portion (including current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB21,281 and RMB12,519 as of December 31, 2022 and March 31, 2023, respectively)	38,326	31,638	4,607
Income tax payable (including income tax payable of the consolidated VIE without recourse to the Group of RMB260 and RMB1,861 as of December 31, 2022 and March 31, 2023, respectively)	1,793	16,242	2,365
Total current liabilities	1,609,222	1,330,737	193,771

Gaotu Techedu Inc.

Unaudited condensed consolidated balance sheets

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	USD
Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	52,419	88,067	12,824
Operating lease liabilities, non-current portion (including non-current portion of operating lease liabilities of the consolidated VIE without recourse to the Group of RMB17,457 and RMB62,333 as of December 31, 2022 and March 31, 2023, respectively)	44,198	85,662	12,473
Deferred tax liabilities(including deferred tax liabilities of the consolidated VIE without recourse to the Group of RMB74,341 and RMB73,786 as of December 31, 2022 and March 31, 2023, respectively)	74,507	74,235	10,809
TOTAL LIABILITIES	1,780,346	1,578,701	229,877

SHAREHOLDERS’ EQUITY
Ordinary shares	115	115	17
Additional paid-in capital	7,915,899	7,935,650	1,155,520
Accumulated other comprehensive loss	(64,062)	(68,764)	(10,013)
Statutory reserve	40,380	40,380	5,880
Accumulated deficit	(4,796,503)	(4,682,650)	(681,847)
TOTAL SHAREHOLDERS’ EQUITY	3,095,829	3,224,731	469,557

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,876,175	4,803,432	699,434

Gaotu Techedu Inc.

Unaudited condensed consolidated statements of operations

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	724,615	707,292	102,990
Cost of revenues	(212,945)	(159,982)	(23,295)
Gross profit	511,670	547,310	79,695
Operating expenses:
Selling expenses	(284,174)	(277,021)	(40,337)
Research and development expenses	(123,307)	(96,977)	(14,121)
General and administrative expenses	(78,936)	(78,173)	(11,383)
Total operating expenses	(486,417)	(452,171)	(65,841)
Income from operations	25,253	95,139	13,854
Interest income	7,682	13,293	1,936
Realized gains from investments	11,659	10,724	1,562
Other income	28,004	12,066	1,757
Income before provision for income tax and share of results of equity investees	72,598	131,222	19,109
Income tax expenses	(18,880)	(17,369)	(2,529)
Net income	53,718	113,853	16,580
Net income attributable to Gaotu Techedu Inc.'s ordinary shareholders	53,718	113,853	16,580
Net income per ordinary share
Basic	0.31	0.66	0.10
Diluted	0.31	0.63	0.09
Net income per ADS
Basic	0.21	0.44	0.07
Diluted	0.21	0.42	0.06
Weighted average shares used in net income per share
Basic	171,540,658	173,057,873	173,057,873
Diluted	175,328,961	179,607,924	179,607,924

Note: Three ADSs represent two ordinary shares.

Gaotu Techedu Inc.

Reconciliations of non-GAAP measures to the most comparable GAAP measures

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues	724,615	707,292	102,990
Less: other revenues(1)	14,587	15,722	2,289
Add: VAT and surcharges	44,450	44,544	6,486
Add: ending deferred revenue	599,719	770,577	112,205
Add: ending refund liability	38,746	52,190	7,599
Less: beginning deferred revenue	996,218	959,333	139,690
Less: beginning refund liability	78,630	60,597	8,824
Gross billings	318,095	538,951	78,477

Note (1): Include miscellaneous revenues generated from services other than courses.

	For the three months ended March 31,
	2022	2023	2023
	RMB	RMB	USD
Gross profit	511,670	547,310	79,695
Share-based compensation expenses in cost of revenues	18,349	3,990	581
Non-GAAP gross profit	530,019	551,300	80,276

Income from operations	25,253	95,139	13,854
Share-based compensation expenses	38,825	19,742	2,875
Non-GAAP income from operations	64,078	114,881	16,729

Net income	53,718	113,853	16,580
Share-based compensation expenses	38,825	19,742	2,875
Non-GAAP net income	92,543	133,595	19,455